[Letterhead of Helios Total Return Fund, Inc.]

January 17, 2012

VIA EDGAR

Michael J. Shaffer, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Helios Total Return Fund, Inc.
File Nos.: 333-178129 and 811-05820

Dear Mr. Shaffer:

In connection with your review of the Pre-effective Amendment No. 1 to the Registration Statement on Form N-14 (the “Registration Statement”) of the Helios Total Return Fund, Inc. (the “Fund”) that was filed with the Securities and Exchange Commission on January 9, 2012 (SEC Accession No. 0001193125-12-006731), the Fund acknowledges that:

1. In connection with the comments made by the Commission staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2. The staff’s comments, and changes in disclosure in response to the staff’s comments, do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3. The Fund represents their neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the Commission or any person.

Securities and Exchange Commission

January 17, 2012

Sincerely,

/S/ KIM G. REDDING
Kim G. Redding President